The transactions pursuant to the share exchange described in this press release involve securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

September 28, 2022

To Whom It May Concern:

Company Name:	The Hachijuni Bank, Ltd.
Representative:	President, Masaki Matsushita
Securities Code:	8359
(Tokyo Stock Exchange, Prime Market)

Company Name:	The Nagano Bank, Ltd.
Representative:	President, Hitoshi Nishizawa
Securities Code:	8521
(Tokyo Stock Exchange, Standard Market)

Notice Regarding Basic Agreement on Business Integration between The Hachijuni Bank, Ltd. and The Nagano Bank, Ltd.

The Hachijuni Bank, Ltd. (Director and President Masaki Matsushita) (hereinafter, “Hachijuni Bank”) and The Nagano Bank, Ltd. (President Hitoshi Nishizawa) (hereinafter, “Nagano Bank”; Hachijuni Bank and Nagano Bank are collectively referred to as the “Banks”) announce that the respective meetings of the Board of Directors of the Banks held today resolved to enter a basic agreement with an aim to realize business integration (hereinafter, the “Business Integration”) as stated below, and the Banks have executed a basic agreement as of today (hereinafter, the “Basic Agreement”).

1.	Background of the Business Integration

The Banks are regional banks with head offices located in Nagano Prefecture, each engaged in financial intermediation function, and developed with the regional community by maintaining stable financial system and providing broad range of financial services.

Nagano Prefecture, where the Banks mainly operate business, is surrounded by majestic natural environment created by three-thousander mountain ranges and clear rivers. Its economy is driven by manufacturers including precision machinery which is suited to abundant water resources and clean air. It has various additional appeals that draws global attention, such as the rich tourist resources, regional culture that developed through long history, and Japan’s No.1 prefecture in terms of longevity.

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As the financial and economic environment surrounding the Banks is expected to become increasingly difficult due to the contraction of interest rate spread between deposits and loans caused by the prolonged low interest rate environment, the Banks are expected to provide detailed functions and services, expand to new business fields; develop technologies including for during and after the COVID-19 pandemic and for digitalization; and to respond to the transformation of social structures such as decarbonization. The Banks believe that their role in the regional community will become increasingly important.

Under this business environment, the Banks concluded that the best option for contributing to the development of stakeholders of the Banks is to join forces under the shared mission of regional development to build a sound management foundation; reinforce the financial intermediation function; and establish a sustainable business model that matches the change in customers’ needs and transformation of social structure. Consequently, the Banks have resolved to promote discussions and analysis toward the Business Integration based mutual trust and equal footing.

2.	Basic Principle and Purpose of the Business Integration

The Banks will promote the Business Integration under the assumption of equal footing, realize quick integration, and transform into a bank that can grow with the region by combining the expertise, relationship and human assets of the Banks, and provide better value to the customers, region, shareholders, employees, etc.

3.	Expected Synergies from the Business Integration

The Banks will consider specific measures considering the following synergy effects for early achievement of the purpose of the Business Integration:

(1)	Utilization of human assets and transformation of corporate culture

The Banks will transform their corporate culture to enable better response to the change of times, with maximum use of human assets that will be the driving force for the growth and development of the Banks, promote mutual resource exchange, and optimal resource allocation to the areas of business to be strengthened.

(2)	Enhancement of financial intermediation functions and financial services

By combining the expertise, information and networks of the Banks and utilizing the group companies, the Banks will promote development and growth of the regional industries by strengthen relationship-based banking, core business support, and actively providing risk money. In addition, the Banks will improve the convenience of settlement transactions and asset formation, and use of loans, and provide services corresponding to their customers’ needs by expanding digital channels and services.

(3)	Enhancing expansion of business fields

The Banks will contribute to further development of regional industries and improvement of quality of life of local residents by concentrating the Banks’ human assets, information, and expertise to expand the new business fields that resolve regional issues.

(4)	Strengthening business foundation

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The Banks will build a sound business foundation that will enable continued contribution to the regional community by providing stable functions and services, by improving business efficiency through consolidation and abolition of redundant branches, etc., streamlining and integrating headquarter organizations, and with shared systems and administration, etc.

4.	Structure of the Business Integration
(1)	Structure

The Business Integration aims to use the structure of share exchange with Hachijuni Bank as the wholly-owning parent company and Nagano Bank as the wholly-owned subsidiary (hereinafter, the “Share Exchange”), considering the speed of various procedures and expenses concerning the Business Integration, among other matters.

The Banks will promote discussions and reviews with aims to make Hachijuni Bank as the wholly-owning parent company and Nagano Bank as the wholly-owned subsidiary by the Share Exchange by June 1, 2023, subject to obtaining approval by the Meeting of the General Shareholders of Nagano Bank and the necessary permits and approvals by relevant authorities for the Business Integration.

In addition, the Banks will promote review with the basic policy to merge about two years after the effective date of the Share Exchange to maximize the effect of the integration.

(2)	Policy on listing of Nagano Bank

As the Nagano Bank will become a wholly-owned subsidiary of Hachijuni Bank as a result of the Share Exchange, the shares of Nagano Bank are scheduled to be delisted from the Tokyo Stock Exchange ahead of the effective date of the Share Exchange.

(Note) The structure of the Business Integration may change in the process of on-going discussions and reviews between the Banks for procedural and other reasons.

5.	Share Exchange Ratio

The ratio of share exchange for the Share Exchange shall be agreed upon in the definitive agreement of the Business Integration (hereinafter, “Definitive Agreement”), based on various factors including the result of due diligence to be conducted, and results of calculation of the ratio of share exchange by third-party organizations employed separately by the Banks, and according to good faith discussions between the Banks.

6.	Establishment of the Business Integration Committee

For smooth realization of the Business Integration, the Banks will establish a Business Integration Committee jointly chaired by the President of the Banks and concentrate on the discussion regarding the Business Integration.

7.	Schedule of the Business Integration
September 28, 2022 (today)	Execution of the Basic Agreement
January 2023 (planned)	Execution of the Definitive Agreement
March 2023 (planned)	Extraordinary Meeting of the Shareholders of Nagano Bank (for resolution to approve the Share Exchange agreement)
May 30, 2023 (planned)	Delisting of Nagano Bank
June 1, 2023 (planned)	Effective Date of the Share Exchange

(Note 1) Above is a plan as of present, and may change subject to discussions between the Banks among other things. In addition, implementation of the Business Integration requires procedures including approval under the Banking Act and permits and approvals under the Act on Special Measures concerning Act on Prohibition of Private Monopolization and Maintenance of Fair Trade to Maintain Provision of Fundamental Services Pertaining to Regional Motor Carrier Services for Ride-Sharing by General Passengers and Banking Business or filing with the Japan Fair Trade Commission. We will promptly disclose in case of any delay in the schedule of the Business Integration in relation to various procedures.

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(Note 2) The Share Exchange is expected to fall under simplified share exchange for Hachijuni Bank and is planned to be executed with out approval by the Meeting of General Shareholders of Hachijuni Bank. Final confirmation on the requirement for approval by the Meeting of General Shareholders of Hachijuni Bank will be obtained by the execution of the share exchange agreement regarding the Share Exchange.

8.	Overview of the Banks
(1)	Overview of the Companies

(As of March 31, 2022)

	Wholly-owning parent company after the share exchange	Wholly-owned subsidiary after the share exchange
Trade name	The Hachijuni Bank, Ltd.	The Nagano Bank, Ltd.
Head office address	178-8 Ooaza Nakagosho Aza Okada, Nagano-City	2-9-38 Nagisa, Matsumoto-City
Title and Name of Representative	President, Masaki Matsushita	President, Hitoshi Nishizawa
Description of business	Banking	Banking
Capital	52.2 billion yen	13.0 billion yen
Established	August 1, 1931	November 15, 1950
Number of issued shares	Common Stock: 511,103,411	Common Stock: 9,258,856
Fiscal year	Year ending March 31	Year ending March 31
Total assets (consolidated)	13,343.7 billion yen	1,267.2 billion yen
Net assets (consolidated)	912.6 billion yen	50.0 billion yen
Balance of deposits (non-consolidated)	8,066.6 billion yen	1,073.8 billion
Outstanding balance of loans (non-consolidated)	5,974.0 billion yen	647.8 billion yen
Number of employees (consolidated)	3,569	652
Number of branches	151	53
Relationship of the Banks	Capital Relationship	Hachijuni Bank owns 152,000 shares of Nagano Bank common stocks.
	Human Relationship	Not applicable.
	Business relationship	None other than ordinary interbank transactions.
	Status as Related Party	Not applicable.

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Major shareholder and its shareholding ratio	The Master Trust Bank of Japan, Ltd. (Trust account)	13.58%	The Master Trust Bank of Japan, Ltd. (Trust account)	8.35%
	Custody Bank of Japan, Ltd. (Trust account)	3.95%	Nagano Bank Employee Shareholding Association	6.97%
	Meiji Yasuda Life Insurance Company (Standing proxy: Custody Bank of Japan, Ltd.)	3.64%	Custody Bank of Japan, Ltd. (Trust account)	4.19%
	Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	2.77%	Custody Bank of Japan, Ltd. (Trust account No.4)	3.50%
	STATE STREET BANK AND TRUST COMPANY 505223 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Division)	2.76%	The Tochigi Bank, Ltd.	1.83%

	Shin-Etsu Chemical Co., Ltd.	2.41%	Kissei Pharmaceutical Co., Ltd.	1.83%

	Showa Shoji Co., Ltd.	2.41%	Kankuro Ueshima	1.67%

	MUFG Bank, Ltd.	2.07%	The Hachijuni Bank, Ltd.	1.67%

	Aioi Nissay Dowa Insurance Co., Ltd. (Standing proxy: Master Trust Company of Japan, Ltd.)	2.05%	DFA INTL CAP VALUE PORTFOLIO (Standing proxy: Citibank N.A., Tokyo Branch)	1.18%
	NORTHERN TRUST CO. (AVFC) SUB A/C USL NON-TREATY (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch, Custody Services Dept.)	1.97%	Sompo Japan Insurance Inc.	1.12%
(2)	Outline of performance for most recent three years (unit: million yen, unless otherwise stated)
	The Hachijuni Bank, Ltd.			The Nagano Bank, Ltd.
Fiscal Year	FY2019	FY2020	FY2021	FY2019	FY2020	FY2021
Net Assets (consolidated)	748,432	909,694	912,698	51,103	54,597	50,074
Total Assets (consolidated)	10,470,547	12,160,638	13,343,796	1,140,580	1,165,410	1,267,229
Net asset per share (yen)(consolidated)	1,512.45	1,850.68	1,856.25	5,633.59	5,998.49	5,492.29
Ordinary income (consolidated)	163,637	152,604	151,349	22,852	21,899	19,785

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Gross operating profit (non-consolidated)	87,114	83,274	81,754	11,466	11,689	11,145
Net operating profit (non-consolidated)	32,340	30,378	32,835	870	2,366	964
Core business net operating profit (non-consolidated)	24,284	28,472	28,917	2,467	3,445	1,617
Ordinary income (consolidated)	33,447	32,147	38,047	2,172	1,799	1,917
Net profit attributable to parent company (consolidated)	22,077	22,384	26,667	1,302	1,188	1,336
Net income per share (yen)(consolidated)	44.80	45.73	54.46	145.00	131.83	147.97
Dividend per share (yen)	14.00	14.00	16.00	55.00	50.00	50.00
9.	Outlook

The impact of the Business Integration on consolidated earnings of the Banks for the fiscal year ending March 2023 is expected to be minimal at the moment. Occurrence of an event that requires revision of financial results will be disclosed promptly.

End of document

[Contact Information]

The Hachijuni Bank, Ltd.	Planning and Coordination Department	Kimura	TEL 026-224-5512
The Nagano Bank, Ltd.	General Planning Department	Kobayashi	TEL 0263-27-3312

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